INKSURE TECHNOLOGIES INC.

                    P.O. BOX 7006, Audubon, Pennsylvania19407

November 17, 2010

VIA EDGAR AND FACSIMILE

John Cash, Accounting Branch Chief
Dale Welcome
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.20549

RE:       INKSURE TECHNOLOGIES INC. (THE "COMPANY")
          FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009(THE "10-K
          FILING")
          FORMS 10-Q FOR THE FISCAL QUARTERS ENDED MARCH 31, 2010 AND JUNE 30, 2010 (THE "10-Q FILINGS", AND TOGETHER WITH THE 10-K FILING, THE "FILINGS")
          FILE NO. 000-24431

Dear Mr. Cash and Mr. Welcome:

The purpose of this letter is to respond to your letter of November 8, 2010 with respect to the above-captioned Filings. For ease of reference, each of your original comments is followed by the Company's response.

FORM 10-Q FOR THE FISCAL QUARTER ENDED JUNE 30, 2010

ITEM 1. FINANCIAL STATEMENTS, PAGE 3

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS, PAGE 5

1. WE REFER TO THE LINE ITEM "PROCEEDS FROM PRIVATE PLACEMENT, NET." IT APPEARS THAT THIS LINE ITEM INCLUDES THE $2,000,000 PAID TO RETIRE YOUR CONVERTIBLE NOTES. PLEASE REVISE FUTURE FILINGS TO SHOW THIS REPAYMENT OF DEBT SEPARATE FROM THE PRIVATE PLACEMENT AS REQUIRED BY FASB ASC 230-10-45-26.

FASB ASC 230-10-45-26 deals with netting cash inflows and outflows. As mentioned in our letter to the Staff dated October 14, 2010, the $2,000,000 paid by theInvestors to the holders (the "Noteholders") of our senior secured convertible notes (the "Notes") was never received nor paid by the Company as it was done through an escrow account and was paid from that account to the Noteholders. Hence, it was reported as a non-cash transaction. Presenting this fact as gross receipt and payment would imply the Company actually received cash and paid it, which is not the case. We believe that this presentation also reflects the actual economics of the transaction, in which the Notes were retired by issuing shares of the Company to settle the Notes, and with no cash exchanged.


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United States Securities and Exchange Commission
Page 2
November 17, 2010

NOTE 3, DEBT RESTRUCTURING AND CLOSING OF PRIVATE PLACEMENT, PAGE 6

2. WE NOTE YOUR RESPONSE TO PRIOR COMMENT FOUR IN OUR LETTER DATED OCTOBER 4, 2010 AND HAVE THE FOLLOWING ADDITIONAL COMMENTS:

     o IN YOUR FOOTNOTE, YOU DISCLOSE THAT $3,000,000 WAS PAID TO RETIRE $6,881,080 IN CONVERTIBLE NOTES; HOWEVER, IN STEP 1 OF YOUR RESPONSE, YOU STATE THAT THE "THE COMPANY AGREED WITH HOLDERS OF THE COMPANY'S $8,881,080 SENIOR SECURED CONVERTIBLE NOTES ON THE PAYMENT OF $3,000,000 IN FULL SETTLEMENT OF THE NOTES." ADDITIONALLY, THE JOURNAL ENTRY YOU PROVIDED REFLECTS THE RETIREMENT OF $6,881,080. PLEASE CLARIFY.

     o IN THE SPECIFIC EXPLANATIONS TO EACH OF THE STAFF'S BULLET POINTS, YOU INDICATED THAT THE $2,000,000 PAID BY THE ORIGINAL INVESTORS WAS EXCHANGED FOR $2,000,000 IN NOTES WHICH WERE LATER CONVERTED INTO 16,000,000 SHARES OF THE COMPANY'S STOCK. PLEASE TELL US WHAT CONSIDERATION YOU GAVE TO REFLECT THE $2,000,000, PAID BY THE ORIGINAL INVESTORS TO YOUR NOTE HOLDERS, OF WHICH THEY ULTIMATELY RECEIVED 16,000,000 SHARES OF COMMON STOCK, AS A CAPITAL CONTRIBUTION. SEE SAB TOPIC 5T.

     o FURTHER, IN THE SPECIFIC EXPLANATIONS TO EACH OF THE STAFF'S BULLET POINTS, YOU STATED THAT WHEN "THE PAYMENT WAS ACTUALLY MADE IN JANUARY 2010; IT CAME FROM RESTRICTED CASH AND WAS THUS RECORDED AS NON-CASH ACTIVITY." SINCE THIS RESTRICTED CASH WAS HELD IN ESCROW BY YOUR "LAWYERS FOR FUTURE USE AS PART OF THE AGGREGATE $3,000,000 USED TO RETIRE THE NOTES IN JANUARY 2010," THE USE OF THE $1,000,000 OF RESTRICTED CASH SHOULD BE REFLECTED AS A FINANCING ACTIVITY OUTFLOW. PLEASE REVISE FUTURE FILINGS ACCORDINGLY.

The Staff is further advised that the transactions referred to above can be described as follows:

The Company's ultimate goal was to retire the entire $8,881,000 in NOTES that were held by the NOTEHOLDERS. The Noteholders agreed to settle the $8,881,000 in Notes with $3,000,000 in cash. The total amount of $3,000,000 was to be invested by certain investors (the "ORIGINAL INVESTORS").


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United States Securities and Exchange Commission
Page 3
November 17, 2010

However, at the time of the closing of the transaction with the Noteholders, the Original Investors were able to raise only $2,000,000. So in order to consummate the transaction the Company advanced a total of $1,000,000 from its available cash as a bridge.

In consideration for the $3,000,000 received by the Noteholders ($2,000,000 from the Original Investors and $1,000,000 advanced by the Company as a bridge), $6,881,000 in Notes were retired and $2,000,000 in Notes were assigned to the Original Investors.

The Company subsequently raised an additional amount of $1,125,000 from a group of new investors (the "NEW INVESTORS"), of which $1,000,000 was used to replenish the $1,000,000 advanced as a bridge by the Company, and $125,000 was used for legal and other costs in connection with the private placement and for working capital purposes.

The Company issued 25,000,000 shares of common stock (the "SHARES"), of which 16,000,000 Shares were issued to the Original Investors in settlement of their $2,000,000 in Notes, and 9,000,000 Shares were issued to the New Investors in consideration for the $1,125,000 invested by them.

In summary, the Company's ultimate goal was achieved - the entire $8,881,000 in Notes originally held by the Noteholders were retired in consideration for a total amount of $3,000,000, and the Company issued a total of 25,000,000 Shares to the Original Investors and the New Investors together in consideration for a total amount of $3,125,000 invested by them.

The Staff is respectfully advised that as the transaction reflected in the financial statements the $2,000,000 was considered the payment on account of the Notes that continued to be outstanding until finally settled by issuing 16,000,000 Shares. We believe that SAB Topic 5T should not be applied, as the conversion of the Notes into Shares does not represent a benefit conveyed by the shareholders to a third party and the $2,000,000 paid to the Noteholders was in consideration for their Notes that continued to be outstanding as was reflected in the Financial Statements.

The Staff is respectfully advised that the decrease in cash and increase in restricted cash was reported in the cash flows statement for the year ended December 31, 2009 as a cash flow from financing activity. The non-cash transaction that was described in the Form 10-Q for the quarter ended June 30, 2010 was the use of the restricted cash (already reported as a reduction in cash in 2009) toward the payment on the Notes as described above in order to further disclose the payment in the cash flow statements although it was reflected already in 2009, hence presented as non-cash transaction.

The Company acknowledges the following:

     o The Company is responsible for the adequacy and accuracy of the disclosure in the Filings;


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United States Securities and Exchange Commission
Page 4
November 17, 2010

     o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filings; and

     o The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

     We appreciate your comments and welcome the opportunity to discuss with you our response provided above. Please call me at 011-(+972) 8-936-5583 Ext. 107, our accountant Mr. Nati Rom at 011-(+972) 3-608-5295, or our attorneys, Mr. Yair Estline, Esq. at 011-(+972) 3-795-5569, or Mr. Howard E. Berkenblit, Esq. at
(617) 338-2979, if you have any questions or require additional information.


                                              Respectfully,

                                              InkSure Technologies Inc.

                                              By: /s/ David (Dadi) Avner
                                              --------------------------
                                              David (Dadi) Avner
                                              Chief Financial Officer

cc:   Yair Estline, Esq.
      Howard E. Berkenblit, Esq.
      Nati Rom, CPA